MESOBLAST ACHIEVES PATIENT RECRUITMENT TARGET IN PIVOTAL PHASE 3 TRIAL FOR CHRONIC LOW BACK PAIN New York, USA: April 28 and Melbourne, Australia: April 29, 2026: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, today announced that its pivotal Phase 3 clinical trial evaluating rexlemestrocel-L for the treatment of chronic low back pain (CLBP) associated with degenerative disc disease has achieved its patient recruitment target. This marks a significant milestone in Mesoblast’s plans for commercialization of rexlemestrocel- L, its proprietary allogeneic stromal cell therapy targeting inflammatory processes underlying disc degeneration. The placebo-controlled study (MSB-DR004) will follow at least 300 patients randomized to a single intra- discal injection of rexlemestrocel-L or sham control for 12 months. The trial seeks to confirm results from the earlier MSB-DR003 trial where a single intra-discal injection of rexlemestrocel-L resulted in clinically meaningful reductions in pain and opioid usage for up to three years. The trial’s primary endpoint is powered to show a significant difference in reduction of low back pain at 12 months between rexlemestrocel-L and sham controls. Secondary endpoints include improvements in function, quality of life, and cessation of pain medication, including opioids. Top-line results are expected in mid-CY2027 after the last randomized patient has completed follow-up. A positive readout will be used in support of an expected regulatory filing in Q3 CY2027 for United States Food and Drug Administration (FDA) approval. Rexlemestrocel-L has Regenerative Medicine Advanced Therapy (RMAT) designation from the FDA for treatment of CLBP due to degenerative disc disease providing eligibility for priority review once the Biologics License Application (BLA) has been filed. Silviu Itescu, Chief Executive of Mesoblast, said: “This is a major milestone toward delivering on our corporate goal of bringing to market a non-opioid, disease-modifying therapy for patients suffering from chronic low back pain, a condition with significant unmet medical need.” CLBP caused by inflammation and degenerative disc disease is a serious condition with a prevalence of over 7 million people in the U.S. alone. The indication is a potential blockbuster for Mesoblast with potential peak year revenue of >US$10 billion with single digit market penetration. About Rexlemestrocel-L for Chronic Low Back Pain associated with Degenerative Disc Disease The 300-patient randomized controlled confirmatory Phase 3 trial of Mesoblast’s second generation allogeneic, STRO3-immunoselected, and industrially manufactured stromal cell product candidate rexlemestrocel-L in combination with hyaluronic acid (HA) as delivery agent for injection into the lumbar disc is actively enrolling in patients with chronic low back pain (CLBP) due to inflammatory degenerative disc disease (DDD) of less than five years duration at multiple sites across the U.S. FDA has previously agreed on the design of this 300-patient randomized, placebo-controlled confirmatory Phase 3 trial, and the 12-month primary endpoint of pain reduction as an approvable indication. This endpoint was successfully met in Mesoblast’s first Phase 3 trial. Key secondary measures include improvement in quality of life and function. A particular focus is on treatment of patients on opioids, since discogenic back pain accounts for approximately 50% of prescription opioid usage in the US. Significant pain reduction and opioid cessation were observed in Mesoblast’s first Phase 3 trial. FDA has designated rexlemestrocel-L a Regenerative Medicine Advanced Therapy (RMAT) for the treatment of chronic low back pain. RMAT designation provides all the benefits of Breakthrough and Fast Track designations, including rolling review and eligibility for priority review on filing of a Biologics License Application (BLA). Exhibit 99.1

About Chronic Low Back Pain Back pain is the leading cause of disability in Americans under 45 years,1 with an annual prevalence in the general US adult population of 10-30%.2 CLBP caused by inflammation and degenerative disc disease (DDD) is a serious condition with a prevalence of over 7 million people in the US alone.3,4 CLBP due to DDD is a leading cause of disability, and is associated with impaired quality of life, severe limitations in ability to perform activities of daily living, reduced ability to work, and negative impacts on mental health. CLBP accounts for approximately 50% of prescription opioid usage in the US,5 making the condition a significant contributor to the opioid epidemic. About Mesoblast Mesoblast (the Company) is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The therapies from the Company’s proprietary mesenchymal lineage cell therapy technology platform respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process. Mesoblast’s Ryoncil® (remestemcel-L-rknd) for the treatment of steroid-refractory acute graft versus host disease (SR-aGvHD) in pediatric patients 2 months and older is the first FDA-approved mesenchymal stromal cell (MSC) therapy. Please see the full Prescribing Information at www.ryoncil.com. Mesoblast is committed to developing additional cell therapies for distinct indications based on its remestemcel-L and rexlemestrocel-L allogeneic stromal cell technology platforms. Ryoncil® is being developed for additional inflammatory diseases including SR-aGvHD in adults and biologic-resistant inflammatory bowel disease. Rexlemestrocel-L is being developed for heart failure and chronic low back pain. The Company has established commercial partnerships in Japan, Europe and China. About Mesoblast intellectual property: Mesoblast has a strong and extensive global intellectual property portfolio, with over 1,000 granted patents or patent applications covering mesenchymal stromal cell compositions of matter, methods of manufacturing and indications. These granted patents and patent applications provide commercial protection extending through to at least 2044 in all major markets. About Mesoblast manufacturing: The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide. Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast References / Footnotes 1. American Academy of Pain Medicine - Get the Facts on Pain. The American Academy of Pain Medicine. http://www.painmed.org/patientcenter/facts-on-pain/ Accessed on June 28, 2017. 2. Urits I, Burshtein A, Sharma M, et al. Low Back Pain, a Comprehensive Review: Pathophysiology, Diagnosis, and Treatment. Current Pain and Headache Reports. 2019;23(3):1-10. doi:10.1007/s11916-019-0757-1. 3. Navigant: Commercial Assessment for a Proprietary Cell-Based Therapy for DDD in the U.S. and the EU3 – August 2014. 4. Decision Resources: Chronic Pain December 2015. Forward-Looking Statements This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s RYONCIL for pediatric SR-aGVHD and any other product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. Release authorized by the Chief Executive. For more information, please contact: Corporate Communications / Investors Paul Hughes T: +61 3 9639 6036 Media – Global Media – Australia Rubenstein BlueDot Media Caroline Nelson Steve Dabkowski T: +1 703 489 3037 T: +61 419 880 486 E: cnelson@rubenstein.com E: steve@bluedot.net.au